[Piedmont Lithium Limited Letterhead]

November 12, 2019

Via Edgar Only

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Attention: Ms. Ada D. Sarmento
SEC Division of Corporation Finance

Re:	Piedmont Lithium Limited
Registration Statement on Form F-3
Filed on November 1, 2019
File No. 333-234445

Dear Ms. Sarmento:

Please be advised that the undersigned is the duly elected Chief Executive Officer of Piedmont Lithium Limited (the “Registrant”).  Having been advised that the Commission has no further comments to the Registrant’s Form F-3 Registration Statement (File No. 333-234445), pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registration Statement on Thursday, November 14, 2019 at 9:30 a.m., or as soon thereafter as practicable.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ Keith D. Phillips
Keith D. Phillips